# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001697748

## Reporting persons
- ARK Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 7,279,620; shared voting power 0; sole dispositive power 7,279,620; shared dispositive power 0; aggregate amount beneficially owned 7,279,620 (11.54% of the class)
- Catherine D. Wood: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,279,620; sole dispositive power 0; shared dispositive power 7,279,620; aggregate amount beneficially owned 7,279,620 (11.54% of the class)

## Item 1. Issuer
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin, L2, D04 C5Y6

## Item 2. Person Filing
Name of person filing:
(i) ARK Investment Management LLC ("ARK")

(ii) Catherine D. Wood
Address of principal business office or, if none, residence: ARK and Catherine D. Wood: 200 Central Avenue, St. Petersburg, FL 33701
Citizenship:
(i) ARK: Delaware

(ii) Catherine D. Wood: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: ARK and Catherine D. Wood: 7,279,620
Percent of class: ARK and Catherine D. Wood: 11.54
Sole power to vote or to direct the vote:
(i) ARK: 7,279,620

(ii) Catherine D. Wood: 0
Shared power to vote or to direct the vote:
(i) ARK: 0

(ii) Catherine D. Wood: 7,279,620
Sole power to dispose or to direct the disposition:
(i) ARK: 7,279,620

(ii) Catherine D. Wood: 0
Shared power to dispose or to direct the disposition:
(i) ARK: 0

(ii) Catherine D. Wood: 7,279,620

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No client of ARK Investment Management LLC currently has an interest in the securities reported herein in excess of 5 percent except ARK Innovation ETF, a series of a Delaware statutory trust.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ARK Investment Management LLC: /s/ Kellen Carter, Kellen Carter, Chief Compliance Officer (10/07/2025)
- Catherine D. Wood: /s/ Catherine D. Wood, Catherine D. Wood, Chief Executive Officer, Chief Investment Officer (10/07/2025)